FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November, 2003

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 700, 407 2nd Street SW Calgary, Alberta Canada T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 23, 2004	signed "Don Gleason" Don Gleason, CFO

Chartwell Technology Inc.

PRESS RELEASE

CHARTWELL DEPLOYS GAMING SYSTEM WITH OPERA TELECOM IN EUROPE

Chartwell Technology Inc.	TSX-VEN: CWH

Calgary, Canada, November 6, 2003, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of gaming software systems and entertainment content to the online and mobile gaming industry, is pleased to announce that it has added Opera Telecom to its growing list of European based clients. Under the terms of the agreement Chartwell will provide its complete suite of online games including its recently launched mobile suite of games.

Located in the United Kingdom Opera Telecom provides services to some of the world’s leading portals, national broadcasters, national and regional publishers, international carriers, network operators and hundreds of independent telecommunications companies including British Telecom, and Orange.

Gary Corbett, Managing Director of Opera Telecom says, “The launch of our gambling and gaming brand, GamRock, provides us with a new dedicated platform to showcase and distribute the very latest gaming and gambling applications to consumers. Our partnership with Chartwell Technology supports our objective to source platforms from best-in-class providers with strong track records in the industry.”

“Opera has rolled out their new online casino under the GamRock brand as the first segment in their multi-channel gaming strategy,” states Darcy Krogh, Vice President of Business Development at Chartwell. “This will soon be followed by the first commercial implementation of Chartwell’s mobile game suite for Java-enabled handsets.”

“The ability to provide mobile gaming support for our licensees is a key part of Chartwell’s multiplatform gaming strategy,” adds Mr. Krogh. “This gives Chartwell the capability to capitalize on this exciting technology and provides our customers additional market access by attracting a new audience. Chartwell is also pursuing new gaming platforms such as interactive TV and networked gaming kiosks in order to maintain our technology lead in the gaming industry.”

A recent report by UK management consultancy, Schema, indicates that gambling through digital channels such as mobile gambling and ITV are expected to comprise approximately 26% and 33% respectively of the total online gambling industry revenues.

Chartwell will be demonstrating its mobile gaming product at the European I-gaming Congress and Expo November 11 and 12 in Barcelona. Chartwell will also be exhibiting its new multiplayer poker community and multi-player bingo system, as well as new casino games and powerful new back office features.

About Opera Telecom

Headquartered in Brindley Place, Birmingham, UK, and with a turnover for the last financial year of £45m with £3m profit, Opera Telecom is one of the fastest growing and profitable providers of SMS premium services worldwide. It also boasts a full range of telecom service facilities, which include International switching, IVR bureau, web development team, unified messaging platform, ISP and WAP infrastructure as well as a sophisticated billing system.

As part of its unique zero-cost-of-entry, revenue-share proposition, Opera Telecom is developing and managing innovative SMS marketing campaigns on behalf of its clients without them having to incur any set-up charges. Opera provides the infrastructure set-up and SMS campaign management, which allows companies to generate revenue quickly from their SMS marketing campaigns utilizing unbranded content such as competitions, quizzes, games, news and information services, presented as their own.

Opera Telecom also provides services direct to some of the world’s leading portals, national broadcasters, national and regional publishers, international carriers, network operators and independent telecommunication companies. Customers include GMTV, BT, MSN, EMAP, Eircom and ITV.

About Chartwell Technology

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms. Chartwell’s Java and Flashbased software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview our company at: www.chartwelltechnology.com and demo our games
at
www.playerselectcasino.com        www. playerselectpoker.com         www.playerselectbingo.com

For further information, please contact: Chartwell Technology Inc.

Darold H Parken, President (877) 261-6619 or (403) 261-6619 dhp@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 or (604) 669-4180 info@chartwelltechnology.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties thatcould cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.